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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70266

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__ AND ENDING __12/31/22__
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __iM Global US Distributors LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__2301 Rosecrans Avenue, Suite 2150__
(No. and Street)

__El Segundo__	__California__	__90245__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Jeffrey K Seeley__	__+1 (310) 367-0543__	__j.seeley@imgp.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Citrin Cooperman & Company, LLC__
(Name – if individual, state last, first, and middle name)

__290 W Mt. Pleasant Ave., Suite 3310__	__Livingston__	__NJ__	__07039__
(Address)	(City)	(State)	(Zip Code)

__November 2, 2005__	__2468__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jeffrey K. Seeley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of iM Global US Distributors LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of California
County of Los Angeles
February 16, 2023

ELLEN B. KLEIN
COMM. #2311680
Notary Public - California
Los Angeles County
My Comm. Expires Nov. 7, 2023
NR01

Signature: Jeffrey K. Seeley

Title: Deputy CEO - Chief Operating Officer

Ellen B. Klein
Notary Public Ellen B. Klein

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



iM Global US Distributors, LLC

Financial Statement

December 31, 2022

Table of Contents

iM Global US Distributors, LLC
2301 Rosecrans Avenue - Suite 2150 El Segundo, CA 90245



Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Managers
iM Global US Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of iM Global US Distributors, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of iM Global US Distributors, LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of iM Global US Distributors, LLC's management. Our responsibility is to express an opinion on iM Global US Distributors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to iM Global US Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as iM Global US Distributors, LLC's auditor since 2019.
Livingston, New Jersey
February 28, 2023

II.   Statement of financial condition

STATEMENT OF FINANCIAL CONDITION

December 31, 2022
(Expressed in United States dollars)

	$
ASSETS	
Assets	
Cash	558,281
Due from related parties	26,253
Prepaid expenses and other assets	167,216
Total assets	**751,750**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	54,608
Due to related parties	1,490
Total liabilities	**56,098**
Member's equity	695,652
Total liabilities and member's equity	**751,750**

See notes to financial statement

iM Global US Distributors, LLC
2301 Rosecrans Avenue - Suite 2150 El Segundo, CA 90245

III.   Notes to Financial Statements

A.   Nature of operations

Nature of Operations

iM Global US Distributors, LLC (the "Company") is a Delaware limited liability company formed on December 5, 2018, that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and a member with the Financial Industry Regulatory Authority ("FINRA"). The Company was approved by FINRA to operate as a registered broker dealer on October 9, 2019. The Company's operations consist primarily of providing marketing and distribution services to financial intermediaries and institutions.

The Company is a wholly owned subsidiary of iM Global Partner SAS (the "Parent"). Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee. Pursuant to the Company's limited liability agreement, the Company will continue indefinitely, or at such earlier time as determined by the member.

B.   Summary of significant accounting policies

Basis of Accounting

The Company has prepared the accompanying financial statement in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of a financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers at a point of time in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services (i.e., the transaction price). When determining the transaction price, the Company may recognize variable consideration only to the extent that it is probable to not be significantly reversed.

The Company provides advisory and marketing services and earns revenue under advisory and marketing contracts. These revenue streams are recognized when the performance obligations are met, which is when control of these products or services is transferred to its customers (affiliates), in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company does not have any significant financing components as payment is received at or shortly after the service is provided.

Income Taxes

iM Global US Distributors, LLC
2301 Rosecrans Avenue - Suite 2150 El Segundo, CA 90245

The Company has elected to be treated as a corporation for tax purposes and, as such, is liable for federal or state income taxes.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Allowance for Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its financial assets are not significant accordingly, the Company has not provided an allowance for credit losses at December 31, 2022.

C. Related-party transactions

The Company primarily services its affiliates, iM Global Partner Group entities and its partners affiliates, upon execution of fund marketing agreements. As of December 31, 2022, the Company had receivables of $405,432 from fund marketing services.

The Company also participates in an expense sharing agreements with its affiliate, iM Global Partner Fund Management, LLC, whereby the affiliate provides administrative services in connection with the Company's operations. In exchange for these administrative services, the Company is billed a representative allocation of direct expenses based on the time allocated by registered personnel to the Company's broker-dealer activities plus a monthly fixed overhead charge.

As of December 31, 2022, total fees owed to the affiliate were approximately $360,900. Such receivable and payable are presented at the net balance on the statement of financial condition as "Due from affiliate".

iM Global US Distributors, LLC
2301 Rosecrans Avenue - Suite 2150 El Segundo, CA 90245

D. Equity

As of December 31, 2022, the Company has one class of membership units allocated amongst one member.

E.   Income Tax

The Company files its federal and state income tax returns under the U.S. Federal income tax law. As such, the Company was allowed certain tax-deductible expenses that exceeded taxable revenue for the taxable year. As of December 31, 2022, for tax reporting purposes, the Company, had a net operating loss carrying value ("NOL") of approximately, $45,400. resulting from a 15-year amortization of organizational costs. The NOL carrying value offset taxable income of approximately $199,900 resulting in an approximate savings of $45,400.

F.   Concentration of credit risk

From Time to time, the Company will maintain cash balances in a financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfil contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

The Company is engaged in brokerage and distribution activities in which counterparties are primarily mutual fund companies related by common ownership. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product. Under ASC 326, the Company has evaluated the creditworthiness of client counterparties and issuers of financial products and determined that credit risk is minimal, hence, no allowance for credit losses was established as of December 31, 2022.

Risks and Uncertainties

Following 2020 and 2021, the first worldwide pandemic situation in modern times, the company was exposed to the adverse financial, economic, and geopolitical context in 2022. In 2023 management will continue to monitor and anticipate, where possible, the evolution of such risks and their potential impact on the Company and its stakeholders.

G.   Net capital requirements

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital which requires a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 8 to 1, in the first year of operation. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022 the Company had a net capital of $502,183 which was $497,183 above its required net capital of $5,000. At December 31, 2022, the Company's net capital ratio was 0.11 to 1.

iM Global US Distributors, LLC
2301 Rosecrans Avenue - Suite 2150 El Segundo, CA 90245

H.   Subsequent events

The Company has performed an evaluation of events that have occurred after December 31, 2022, and through February 28, 2023, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2022.

iM Global US Distributors, LLC
2301 Rosecrans Avenue - Suite 2150 El Segundo, CA 90245